FORM 11-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the calendar year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 001-35258

Full title of the plan and the address of the plan, if different from that of the issuer named below:
DUNKIN’ BRANDS 401(k) RETIREMENT PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DUNKIN’ BRANDS GROUP, INC.

130 Royall Street
Canton, Massachusetts 02021

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Index of Financial Statements and Supplemental Schedule
December 31, 2013 and 2012

Certain supplemental schedules have been omitted because they are either not required or not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Administrative Committee of
Dunkin’ Brands Group, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Dunkin’ Brands 401(k) Retirement Plan (the “Plan”) as of December 31, 2013 and 2012 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012 and the changes in net assets available for plan benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC

Kingston, NH
June 23, 2014

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2013 and 2012

	2013	2012
Investments at fair value:
Common collective trusts	$11,993,990	12,274,353
Mutual funds	136,709,686	115,752,179
Dunkin’ Brands common stock	840,251	264,517
Total investments	149,543,927	128,291,049

Receivables:
Notes receivable from participants	2,023,359	1,801,543
Interest and dividends receivable	—	15
Total receivables	2,023,359	1,801,558

Net assets available for plan benefits	$151,567,286	130,092,607

The accompanying notes are an integral part of the financial statements.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the year ended December 31, 2013

2013
Additions:
Participant contributions	$7,678,386
Rollover contributions	1,251,054
Employer contributions	3,667,249
Total contributions	12,596,689

Net appreciation in fair value of investments	18,078,757
Interest and dividend income	6,255,207
Total net additions	36,930,653

Deductions:
Distributions to participants	15,372,323
Administrative fees	83,651
Total deductions	15,455,974

Net increase	21,474,679

Net assets available for plan benefits, beginning of year	130,092,607

Net assets available for plan benefits, end of year	$151,567,286

The accompanying notes are an integral part of the financial statements.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

1.     DESCRIPTION OF PLAN:

The following description of the Dunkin’ Brands 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution retirement plan sponsored by Dunkin’ Brands Group, Inc. , covering substantially all employees of the Company who have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Throughout these financial statements, “the Company", refers to Dunkin’ Brands Group, Inc. and its consolidated subsidiaries taken as a whole.

Contributions

Contributions to the Plan are made by both participating employees and the Company. Upon meeting eligibility requirements, participants may contribute up to 80% of their eligible compensation on a pre-tax basis, subject to Internal Revenue Code (“IRC”) limitations. Participants who are at least age 50 may make an additional “catch-up” contribution subject to IRC limitations. Participants who do not make an affirmative deferral election upon becoming eligible are automatically enrolled in the Plan at a 2% deferral rate. Participant contributions may be matched by the Company, at the Company’s sole discretion. During 2013, the Company made matching contributions equal to 100% of a participant’s contributions, up to the first 4% of a participant’s eligible compensation. Participants may also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements.

The Company’s board of directors may elect to contribute a discretionary non-elective amount in addition to matching contributions. Discretionary contributions are allocated based on the ratio of each eligible participant’s compensation to the total of all eligible participants’ compensation. Participants must be employed on the last day of the Plan year to be eligible for such contributions. The Company did not make a non-elective discretionary contribution for 2013.

Participant Accounts

A separate account is established for each participant upon enrollment in the Plan. Each participant’s account is credited with the participant’s contributions, the participant’s share of the Company’s matching and additional discretionary contributions, and the participant’s allocation of the Plan’s earnings. Allocations of earnings are based on participants’ account balances and fund selections. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the plan document.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

Vesting

Participants are fully vested in that portion of their account which represents their contributions and the income earned thereon. Participants become 100% vested in the Company’s contributions and earnings thereon upon death, total and permanent disability, or attainment of normal retirement age. Otherwise, a participant’s interest in the Company’s contributions and earnings thereon vests according to the following schedule:

Completed Years of Service	Percent Vested
Less than 1 year	—%
1 year	25%
2 years	50%
3 or more years	100%

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of a participant’s account represents a forfeiture, as defined by the Plan. If a forfeiting participant is re-employed and fulfills certain requirements, as set forth in the Plan, the participant’s account will be restored. Forfeitures are used to reduce future employer contributions or pay plan administrative expenses. During 2013, forfeitures used for administrative expenses amounted to $952, and $69,834 was used to reduce employer contributions. Unapplied forfeitures remaining as of December 31, 2013 and 2012 were $131,070 and $82,822, respectively.

Unallocated Assets

The Plan holds assets in an unallocated account which receives contributions as a result of a revenue sharing agreement with Charles Schwab Bank. Funds in the account are used to pay plan expenses. During 2013, $75,674 was used to pay Plan expenses and $60,000 was credited to participant accounts. Unallocated assets were $73,108 and $53,100 at December 31, 2013 and 2012, respectively.

Distribution of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Benefits may be distributed to participants upon termination of employment by reason of retirement, disability, death, or other separation from service. Participants who terminate employment and have a vested account balance of less than $1,000 will receive a lump sum distribution of 100% of their vested benefits. Participants who have a vested account balance in excess of $1,000 may leave their funds invested in the Plan or may elect a lump sum distribution, a partial distribution, or installment payments.

A participant may request a withdrawal upon attainment of age 59 1/2 or upon demonstration by the participant to the plan administrator that the participant is suffering from a hardship, as defined in the plan document. A participant may also withdraw rollover contributions at any time.

Notes Receivable from Participants

A participant shall be entitled to a loan up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance during the previous 12 months. The minimum loan amount is $1,000. Participants may have only one loan outstanding at any given time. Loans must bear

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

a reasonable rate of interest. Loans are collateralized by the participant’s vested interest in the Plan, and are supported by a promissory note. All loans must be repaid within five years unless the proceeds are used to purchase a primary residence, in which case a longer repayment period may be allowed.

Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest, and are categorized as notes receivable from participants on the statements of net assets available for plan benefits. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. Accounting standards require the statements of net assets available for plan benefits to present the fair value of the common collective trust, as well as the adjustment of the common collective trust from fair value to contract value, if any. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Expenses of the Plan

Substantially all expenses incurred in the administration of the Plan are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

3.    INVESTMENTS:

The following presents the Plan’s investments that as of December 31, 2013 and 2012 represented 5% or more of the net assets available for plan benefits:

	2013		2012
American Funds Balanced R4 Fund	$25,217,923	*	—
Blackrock Capital Appreciation Fund	15,631,103	*	12,696,425	*
Blackrock Equity Dividend Fund	15,070,813	*	12,070,265	*
Vanguard Institutional Index Fund	12,156,783	*	8,746,544	*
Galliard Retirement Income Fund	11,993,990	*	12,274,353	*
PIMCO Total Return Fund	11,623,744	*	13,406,669	*
Oakmark Equity Income Fund	—		20,837,249	*

*Represents 5% or more of the net assets available for the plan.

During the year ended December 31, 2013, the Plan’s investments in mutual funds, common collective trusts, and Dunkin’ Brands Group, Inc. common stock (including investments bought, sold, and held during the year) appreciated in value by $17,662,095, $221,885, and $194,777, respectively.

4.    FAIR VALUE MEASUREMENTS:

Accounting standards establish a framework for measuring fair value. That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3 - Inputs to the valuation methodology that are unobservable and supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used by the Plan. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common collective trusts – Valued at net asset value based on information reported by the trustees with reference to the market value of the trust’s underlying assets at year end. The common collective trusts are audited annually.

Mutual funds – Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.

Dunkin’ Brands Group, Inc. common stock – Valued at the closing price reported on the active market on which the individual security is traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2013
Description	Total	Level 1	Level 2	Level 3
Common collective trusts:
Stable value	$11,993,990	—	11,993,990	—
Mutual funds:
Balanced	25,217,923	25,217,923	—	—
Blend	26,995,066	26,995,066	—	—
Bond	19,941,430	19,941,430	—	—
Growth	33,428,030	33,428,030	—	—
Value	31,127,237	31,127,237	—	—
Total mutual funds	136,709,686	136,709,686	—	—
Dunkin’ Brands Group, Inc. common stock	840,251	840,251	—	—
Total	$149,543,927	137,549,937	11,993,990	—

	2012
Description	Total	Level 1	Level 2	Level 3
Common collective trusts:
Stable value	$12,274,353	—	12,274,353	—
Mutual funds:
Balanced	20,837,249	20,837,249	—	—
Blend	25,627,704	25,627,704	—	—
Bond	21,410,155	21,410,155	—	—
Growth	27,700,403	27,700,403	—	—
Value	20,176,668	20,176,668	—	—
Total mutual funds	115,752,179	115,752,179	—	—
Dunkin’ Brands Group, Inc. common stock	264,517	264,517	—	—
Total	$128,291,049	116,016,696	12,274,353	—

The stable value common collective trust held by the Plan as of December 31, 2013 and 2012 has an objective of providing safety of principal, adequate liquidity, and competitive yield with low return volatility. To achieve this objective, the trust invests in the Wells Fargo Synthetic Stable Value Fund. There were no unfunded commitments. One year of notice is required to redeem the trust at contract value. The trustee may waive the notice period at their sole discretion. Participant directed redemptions are allowed daily with no restrictions.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

5.    PLAN TERMINATION:

The Plan was established with the intention that it will continue indefinitely. However, the Company reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of plan termination, all participants will become 100% vested in their accounts.

6.    PARTIES-IN-INTEREST:

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan. Accordingly, loans to participants and transactions with investment funds managed and held by the trustee are considered party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in Dunkin’ Brands Group, Inc. common stock. Because the Company is the plan sponsor, transactions involving Dunkin’ Brands Group, Inc. common stock also qualify as party-in-interest transactions.

7.    TAX STATUS:

The Internal Revenue Service (“IRS”) has determined in its opinion letter dated May 23, 2008 that the nonstandardized prototype plan document of Charles Schwab Trust Company adopted by the Plan constitutes a qualified trust under Section 401(a) of the IRC. The Plan has adopted an individually designed plan document effective January 1, 2014. A determination letter request is still pending, however, the Company believes the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and is therefore exempt from federal income taxes under section 501(a) of the IRC.

Accounting standards require recording uncertain income tax positions that exist in the Plan’s financial statements. Plan management has determined there are no uncertain tax positions and believes there is no adjustment or disclosure required in the Plan’s financial statements. The Plan did not recognize any interest and penalty expense for the year ended December 31, 2013. The Form 5500 remains subject to examination by the IRS for the years ended December 31, 2010 through December 31, 2013.

8.    SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through the date these financial statements were issued.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
EIN: 51-0120378
Plan Number: 001

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

(a)	(b)	(c)	(d)	(e)

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Aberdeen Global High Income A Fund	Mutual fund	**	$2,271,762
	Amercent Midcap Value Fund - Instl	Mutual fund	**	4,796,725
	American Beacon Small Cap Value Fund - Instl	Mutual fund	**	4,702,155
	American Funds Balanced R4 Fund	Mutual fund	**	25,217,923
	Baron Asset Fund	Mutual fund	**	7,410,782
	Baron Small Cap Fund	Mutual fund	**	4,858,722
	Blackrock Capital Appreciation Fund	Mutual fund	**	15,631,103
	Blackrock Equity Dividend Fund	Mutual fund	**	15,070,813
	Columbia Mid Cap Index Z Fund	Mutual fund	**	2,195,590
	Columbia Small Cap Index Z Fund	Mutual fund	**	2,027,311
*	Dunkin’ Brands Group, Inc. Stock Fund	Common stock	**	840,251
	Europacific Growth R4 Fund	Mutual fund	**	4,216,777
	Galliard Retirement Income Fund	Common collective trust	**	11,993,990
	Invesco Real Estate A Fund	Mutual fund	**	4,689,664
	Oakmark International Fund	Mutual fund	**	6,557,544
	Oppenheimer Developing Markets Y Fund	Mutual fund	**	5,527,423
	Oppenheimer Intnl Bond A Fund	Mutual fund	**	1,126,243
	PIMCO Real Return Fund - Instl	Mutual fund	**	3,512,655
	PIMCO Total Return Fund	Mutual fund	**	11,623,744
	Vanguard Institutional Index Fund	Mutual fund	**	12,156,783
	Vanguard Total Bnd Mkt Idx Sig Fund	Mutual fund	**	1,407,026
	Vanguard Total Intl Stk Idx Sig Fund	Mutual fund	**	1,708,941

	Total investments on the statement of net assets available for plan benefits			149,543,927

*	Participant Loans	(4.25%-9.25%)	—	2,023,359

	Total investments on the Form 5500			$151,567,286

	** Cost omitted for participant directed investments.
	* Denotes party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dunkin’ Brands 401(k) Retirement Plan
(Name of Plan)

BY: Retirement Plan Administrative Committee
of Dunkin’ Brands Group, Inc.
as Plan Administrator

/s/ Ted L. Manley
Ted L. Manley
Vice President, Human Resources and
Chair of the Retirement Plan Administrative Committee
DATED: June 23, 2014